UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  March 8, 2007

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                                NOVO NORDISK A/S
             (Exact name of registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                    DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

If ``Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82__________________

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AGM STATEMENT

ANNUAL GENERAL MEETING AT NOVO NORDISK A/S

At the Annual General Meeting of Novo Nordisk A/S today, the shareholders adopted the following resolutions:

* Adoption of the audited Annual Report 2006, including approval of the remuneration of the Board of Directors.

* Resolution to distribute the profit according to the adopted Annual Report 2006. The dividend will be DKK 7.00 per share of DKK 2, an increase of 17% compared with 2005.

* Re-election of the following current board members elected by the Annual General Meeting: Sten Scheibye, Goran A Ando, Kurt Briner, Henrik Gurtler, Niels Jacobsen, Kurt Anker Nielsen and Jorgen Wedel.

*        Re-election of the auditor, PricewaterhouseCoopers.

* Resolution to reduce the Company's B share capital from DKK 566,432,800 to DKK 539,472,800 by 13,480,000 B shares of DKK 2 each out of the Company's own holdings of B shares at a nominal value of DKK 26,960,000, equal to 4% of the total share capital. After completion of the share capital decrease, the Company's share capital will amount to DKK 646,960,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 539,472,800.

* Authorisation for the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted at the time of the purchase with a deviation of up to 10%, cf Section 48 of the Danish Public Companies Act.

THE BOARD OF DIRECTORS

In February 2006, Novo Nordisk employees in Denmark elected four board members:
Johnny Henriksen, Anne Marie Kverneland and Stig Strobaek were re-elected and Soren Thuesen Pedersen was elected.

Accordingly the Board of Directors of Novo Nordisk A/S comprises:

*       Sten Scheibye
*       Goran A Ando
*       Kurt Briner
*       Henrik Gurtler
*       Johnny Henriksen (employee representative)
*       Niels Jacobsen
*       Anne Marie Kverneland (employee representative)
*       Kurt Anker Nielsen
*       Soren Thuesen Pedersen (employees representative)

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*       Stig Strobaek (employee representative)
*       Jorgen Wedel.

For information on the board members, please refer to novonordisk.com.

At a board meeting held immediately after the Annual General Meeting, the Board of Directors constituted itself with Sten Scheibye as chairman and Goran A Ando as vice-chairman.

The Board of Directors elected Kurt Anker Nielsen, Niels Jacobsen and Jorgen Wedel as members of the Audit Committee with Kurt Anker Nielsen as chairman. Kurt Anker Nielsen and Niels Jacobsen were designated by the Board of Directors as Audit Committee Financial Experts.

Finally, the Board of Directors designated Goran A Ando as Research and Development facilitator.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 23,600 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:                          Investors:

Outside North America:          Outside North America:
Mike Rulis                      Mads Veggerby Lausten
Tel: (+45) 4442 3573            Tel: (+45) 4443 7919
mike@novonordisk.com            mlau@novonordisk.com

                                Hans Rommer
                                Tel: (+45) 4442 4765
                                hrmm@novonordisk.com

In North America:               In North America:
Lori Moore                      Christian Qvist Frandsen
Tel: (+1) 609 919 7991          Tel: (+1) 609 919 7937
lrmo@novonordisk.com            cqfr@novonordisk.com

Stock Exchange Announcement no 7 / 2007

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2007                                  NOVO NORDISK A/S
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                                                   Lars Rebien Sorensen,
                                          President and Chief Executive Officer